Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
WEBCAST OF ANNUAL & SPECIAL MEETING OF UNITHOLDERS

Calgary, Alberta, Canada – May 5, 2009

Precision Drilling Trust (“Precision”) will hold its Annual and Special Meeting of Unitholders on Wednesday, May 6, 2009.  The meeting will be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 – 6th Avenue S.W., Calgary, Alberta, Canada, and will begin at 3:00 p.m. MT (5:00 p.m. ET).

A live webcast of the Annual Meeting will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  An archived recording of the webcast will also be available after the conclusion of the live event.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251